Exhibit 99.1

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue, Danyang

Jiangsu, China 212300

Dear Shareholder:

We cordially invite you to attend a special meeting of shareholders (the “Meeting”) of Delta Technology Holdings Limited (the “Company”), to be held at 9 a.m. on October 31, 2016 local time, at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300.

The Company’s formal notice of the Meeting, a copy of which is enclosed, and the Proxy Statement appearing on the following pages describe in detail the matters to be acted upon at the Meeting.

The close of business on September 29, 2016 has been fixed as the record date for the determination of shareholders of ordinary shares entitled to receive the notice of and vote at the Meeting or any adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, if you do not intend to attend the Meeting personally after reading the enclosed notice of the Meeting and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend at the Meeting.

October 6, 2016

Sincerely,

/s/ Xin Chao

Xin Chao

Chairman and Chief Executive Officer

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue, Danyang

Jiangsu, China 212300

Notice of Special Meeting of Shareholders

The Special Meeting of Shareholders (the “Meeting”) of Delta Technology Holdings Limited (the “Company”) will be held at 9 a.m. on October 31, 2016 local time, at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300 for the following purposes:

1.	To approve the Company’s 2016 equity incentive plan, pursuant to which the Company may issue up to an aggregate of 1,442,827 ordinary shares to directors, officers, employees and/or consultants of the Company and its affiliates.

Our Proxy Statement and form of proxy accompany this Notice. The Proxy Statement contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you may vote by internet at www.proxyvote.com, or by phone at 1-800-690-6903 or complete, sign and date your proxy card and return it in the postage-paid envelope we have provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, in accordance with the instructions set out in the form of proxy and in the Proxy Statement.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Proxy Statement to ensure that your shares will be voted at the Meeting.

October 6, 2016

BY ORDER OF THE BOARD OF DIRECTORS

/s/Xin Chao

Xin Chao

Chairman and Chief Executive Officer

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue, Danyang

Jiangsu, China 212300

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Delta Technology Holdings Limited is delivering this proxy statement (the “Proxy Statement”) to you in connection with the solicitation of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on October 31, 2016 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Proxy Statement, unless the context otherwise requires, all references to “Delta”, “the Company”, “we”, “us” and “our” refer to Delta Technology Holdings Limited.

VOTING SECURITIES

Holders of ordinary shares of the Company of record at the close of business on September 29, 2016, are entitled to vote at the Meeting. Each ordinary share shall be entitled to one (1) vote on all matters subject to the vote at the Meeting.

On the record date, the Company had outstanding and entitled to vote 9,618,852 ordinary shares. Not less than one-third the outstanding ordinary shares represented at the Meeting in person or by proxy shall constitute a quorum.

The affirmative vote of a majority of the ordinary shares present and entitled to vote at the Meeting is required for the approval of the proposal. Any ordinary share not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

VOTING

If you are a shareholder of record, you may vote in person at the meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card, complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 11:59 p.m. Eastern Time on October 30, 2016 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Meeting, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 29, 2016, certain information concerning the beneficial ownership of the ordinary shares by (i) each shareholder known by the Company to beneficially own five percent or more of the outstanding ordinary shares; (ii) each director and executive officer of the Company; and (iii) all executive officers and directors of the Company as a group, and their percentage ownership.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not include securities underlying warrants or options that are not exercisable within 60 days of September 29, 2016. All shares have identical voting rights.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Directors and Executive Officers:
Xin Chao, CEO and Chairman (3)	2,674,462		27.8%
Hongming Dong, CFO	0		0
Borys Priadko, Director	0		0
Richard Liu, Director	0		0
Changguang Wu, Director	0		0
Anatoly Danilitskiy, Director	0		0
All directors and executive officers as a group (six individuals)	2,674,462		27.8%
Five Percent Holders:
CIS Acquisition Holding Ltd. (4)	5,301,111	(7)	40.1%
Master Kingdom Holdings Ltd. (3)	2,674,462		27.8%
KIP Growth Capital Fund No. 17 (5)	1,074,029		11.2%
KPCB China Fund, L.P. (6)	1,183,663		12.3%
AQR Capital Management, LLC (8)	953,700	(9)	9.0%
Pine River Capital Management L.P. (10)	774,000		8.0%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Delta Technology Holdings Limited, 16 Kaifa Avenue, Danyang, Jiangsu, China.

(2)	Based on 9,618,852 ordinary shares outstanding (including 1,000,000 ordinary shares subject to certain net income performance targets).

(3)	Held through Master Kingdom Holdings Ltd. (“Master Kingdom”). Mr. Xin Chao is the owner of Master Kingdom and as such, is deemed to hold voting and dispositive power of the securities held by Master Kingdom.

(4)	Denise Lopez, Rosita Zelaya and Taras Vazhnov share voting and dispositive power over the ordinary shares owned by CIS Acquisition Holding Co. Ltd. CIS Acquisition Holding Co. Ltd. is owned by Zelda Finance Ltd. and SPAC Investments Ltd. Ms. Lopez and Ms. Zelaya control Zelda Finance Ltd. and Taras Vazhnov controls SPAC Investments Ltd. As a result of the foregoing, Ms. Lopez, Ms. Zelaya and Mr. Vazhnov may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by CIS Acquisition Holding Co. Ltd. The business address of Zelda Finance Ltd. is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize. The mailing address of SPAC Investments Ltd. is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(5)	Korean Investment Partners Co., Ltd. (“KIP”), as the general investor of KIP Growth Capital Fund No. 17 (“KIPGCF”), has voting and investment power over securities held by KIPGCF. As Senior Managing Director of KIP, Ho Kyung Shik makes voting and investment decisions on behalf of KIP. As a result of foregoing, Mr. Shik may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KIP. The address of KIPGCF is 2bfl., Gangnam Finance Center 737 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

(6)	KPCB China Associates, Ltd. is the general manager of KPCB China Fund, L.P. (“KPCB”) and holds voting and dispositive power of the securities held by KPCB. Susan Biglieri makes voting and investment decisions on behalf of KPCB China Associates, Ltd. As a result of foregoing, Ms. Biglieri may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KPCB China Associates, Ltd. The address for KPCB is P.O. Box 309, GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(7)	Consists of 1,701,516 ordinary shares and 3,599,595 ordinary shares underlying warrants exercisable within 60 days from September 29, 2016.

(8)	Bradley D. Asness has voting and investment power over securities held by AQR Capital Management Holdings, LLC. The address for AQR Capital Management Holdings, LLC is 2 Greenwich Plaza, Greenwich, CT 06830.

(9)	Consists of 953,700 ordinary shares underlying warrants exercisable within 60 days from September 29, 2016.

(10)	Pine River Capital Management LLC is the general manager of Pine River Capital Management L.P., and holds voting control and investment discretion over securities held by Pine River Capital Management L.P. As Manager and President of Pine River Capital Management LLC, Brian Taylor makes voting and investment decisions on behalf of Pine River Capital Management LLC in its capacity as general manager of Pine River Capital Management L.P. As a result of the foregoing, Mr. Taylor may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by Pine River Capital Management L.P. The address for Pine River Capital Management LLC is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

PROPOSAL 1

TO APPROVE THE COMPANY’S 2016 EQUITY INCENTIVE PLAN, PURSUANT TO WHICH THE COMPANY MAY ISSUE UP TO AN AGGREGATE OF 1,442,827 ORDINARY SHARES TO DIRECTORS, OFFICERS, EMPLOYEES AND/OR CONSULTANTS OF THE COMPANY AND ITS AFFILIATES

The Company is seeking shareholder approval of the 2016 Equity Incentive Plan (the “2016 Incentive Plan”), a copy of which is included herein as Appendix A, pursuant to which the Company may grant an aggregate of 1,442,827 ordinary shares.

The Board believes that in order to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to the Company and its affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders, it is necessary for the Company to have the ability and flexibility to provide a compensation package which compares favorably with those offered by other companies. Accordingly, on September 27, 2016, the Board adopted, subject to shareholder approval, the 2016 Incentive Plan, covering 1,442,827 ordinary shares, which represents approximately 15% of the total number of ordinary shares issued and outstanding as of September 29, 2016.

Description of the Incentive Plan

Set forth below is a summary of the 2016 Incentive Plan, but this summary is qualified in its entirety by reference to the full text of the 2016 Incentive Plan, a copy of which is included as Appendix A.

Awards

The 2016 Incentive Plan provides for the grant of ordinary shares, which involves or might involve the issuance of restricted ordinary shares, unrestricted ordinary shares, and/or a combination of both, for an aggregate of not more than 1,442,827 ordinary shares. If any award is forfeited, cancelled or settled in cash, the number of ordinary shares subject thereto will again be available for grant under the 2016 Incentive Plan. If there is any change in our corporate capitalization, the Compensation Committee of the Board (hereinafter referred to as the Committee) in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2016 Incentive Plan, the number of shares covered by awards then outstanding under the 2016 Incentive Plan, the limitations on awards under the 2016 Incentive Plan, and such other equitable substitution or adjustments as it may determine appropriate. The 2016 Incentive Plan will have a term of ten years and no further awards may be granted under the 2016 Incentive Plan after that date.

Eligibility

The persons who are eligible to receive grants are employees, directors or consultants of the Company or its affiliates. As of September 29, 2016, there are approximately 68 employees, directors and consultants who are currently eligible to receive awards under the 2016 Incentive Plan. New directors, employees and consultants of the Company or its affiliates are eligible to participate in the 2016 Incentive Plan as well. The Committee has the sole and complete authority to determine who will be granted an award under the 2016 Incentive Plan, however, it may delegate such authority to one or more officers of the company under the circumstances set forth in the 2016 Incentive Plan.

Administration

The 2016 Incentive Plan is administered by either the Board, a committee of at least two people designated by the Board or the Committee. Among other things, the Committee has the authority, in its discretion, subject to the express limits of the 2016 Incentive Plan and its charter, to (i) designate the employees, directors and consultants to be granted awards, (ii) determine the types of awards to be granted, (iii) determine the number of ordinary shares or the amount of other consideration subject to each award, (iv) determine the terms and conditions of awards granted, (v) determine the settlement or exercise of awards, (vi) determine the extent and circumstances surrounding the delivery of consideration for an award to be made, (vii) interpret, administer, reconcile any inconsistency, correct any defect or resolve any controversy regarding the 2016 Incentive Plan and related documents, (viii) establish, amend, suspend or waive any rules or regulations and appoint agents as the Committee deems appropriate for proper administration of the 2016 Incentive Plan, (ix) accelerate the vesting or lapse of restrictions on the awards and (x) make other determination and take other action that the Committee deems necessary or desirable to administer the 2016 Incentive Plan.

Additional Terms

Except to the extent otherwise provided in an award agreement, in the event of a Change in Control (as defined in the 2016 Incentive Plan), all outstanding awards issued under the 2016 Incentive Plan will become fully vested. In general, in the event of a Change of Control, the Committee may cause any award either (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share in the Change of Control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; or (ii) to be assumed or a substantially equivalent award be substituted by the successor corporation or a parent or subsidiary of such successor corporation.

Awards under the 2016 Incentive Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or to any Permitted Transferee (as defined in the 2016 Incentive Plan). With respect to international participants who reside or work outside of the United States, the Committee may in its sole discretion amend the terms of the 2016 Incentive Plan or outstanding awards to conform with the requirements of local law or to obtain more favorable tax or other treatment for a participant, the Company or its affiliates.

Amendments

The Board may at any time alter, amend, suspend, discontinue, or terminate the 2016 Incentive Plan; provided, that no such alteration, amendment, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement applicable to this plan; and provided further that no alternation, amendment, suspension, discontinuation, or termination may be effected without the prior written consent a participant if it would adversely affect the rights of the participant with respect to a previously-awarded award under the 2016 Incentive Plan.

Certain U.S. Federal Income Tax Consequences to Participants in the 2016 Incentive Plan

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” who participate in the 2016 Incentive Plan will apply to a beneficial owner of our securities that is treated for U.S. federal income tax purposes as (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The following is a general discussion of the material U.S. federal income tax consequences to participants of the grant and vesting of awards under the 2016 Incentive Plan.

The discussion below does not address the U.S. federal income tax consequences to participants in the 2016 Incentive Plan who are not U.S. Holders. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s individual circumstances.

This discussion does not address any aspect of tax laws other than the U.S. federal income tax law, such as gift or estate tax laws or state, local or non-U.S. tax laws. Additionally, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary assumes we would not be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we will be classified as a PFIC for United States federal income tax purposes for our taxable year ending June 30, 2016 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year.

A non-United States corporation, such as us, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any other taxable year.

If we are characterized as a PFIC for any year, the tax consequences of a U.S. Holder’s participation in the 2016 Incentive Plan or such U.S. Holder’s ownership of our ordinary shares could be materially different from those discussed below, and could result in the imposition of significantly increased United States income tax on such holder. If we are determined to be a PFIC for any year in which a U.S. Holder participates in the 2016 Incentive Plan or in any year in which such U.S. Holder holds our ordinary shares, such U.S. Holder should consult with their tax advisers to determine the application of the PFIC rules in his or her particular circumstances.

Restricted Share Awards

A participant will not be subject to tax upon the grant of an award of restricted ordinary shares unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date any restricted ordinary shares first become transferable or are no longer subject to a substantial risk of forfeiture, the participant will recognize taxable compensation income equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will recognize taxable compensation income at the time of grant equal to the difference between the fair market value of our ordinary shares on the date of grant over the amount the participant paid for such shares, if any. In general, the Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation income to the participant for U.S. federal income tax purposes.

Unrestricted Share Awards

A participant who receives an award of unrestricted ordinary shares will have taxable compensation income equal to the difference between the fair market value of the shares on the date the ordinary shares subject to the award are transferred to the participant over the amount the participant paid for such shares, if any. In general, the Company will be able to deduct the amount of taxable compensation income recognized by the participant for U.S. federal income tax purposes.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS WHO PARTICIPATE IN THE 2016 INCENTIVE PLAN IS NOT TAX ADVICE. EACH SUCH U.S. HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF HIS OR HER PARTICIPATION IN THE 2016 INCENTIVE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“THAT the 2016 Incentive Plan of the Company, pursuant to which the Company may issue up to an aggregate of 1,442,827 ordinary shares to directors, officers, employees and/or consultants of the company and its affiliates, is hereby approved.”

Required Vote

The approval of the 2016 Incentive Plan of the Company requires the affirmative vote of the holders of the majority of the ordinary shares present in person or represented by proxy at the Meeting and entitled to vote with respect to this proposal.

Board Recommendation

Our Board unanimously recommends that you vote FOR the above proposal.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Appendix A

DELTA TECHNOLOGY HOLDINGS LIMITED

2016 EQUITY INCENTIVE PLAN

1.                  Purpose. The purpose of the Delta Technology Holdings Limited 2016 Equity Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors of the Company and its Affiliates can acquire and maintain an equity interest in the Company, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders.

2.                  Definitions. The following definitions shall be applicable throughout this Plan:

(a)                “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b)               “Award” means, individually or collectively, any Restricted Share or Share Bonus Award granted under this Plan.

(c)                “Award Agreement” means an agreement made and delivered in accordance with Section 12(a) of this Plan evidencing the grant of an Award hereunder.

(d)               “Board” means the Board of Directors of the Company.

(e)                “Change in Control” means (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons (each, a “Group”), who prior to such time beneficially owned less than 50% of the then outstanding equity interests in the Company and its subsidiaries (collectively, the “Company Affiliates”), shall acquire equity interests in the Company Affiliates in one or more transactions or series of transactions, and after such transaction or transactions such Group beneficially owns 50% or more of the total of such equity interests in the Company Affiliates, (b) the Company Affiliates shall sell all or substantially all of their collective assets to any Group which, immediately prior to the time of such transaction, beneficially owned less than 50% of the then outstanding equity interests in the Company Affiliates, or (c) the Company Affiliates shall merge with or consolidate into any Group which, immediately prior to the time of such transaction, beneficially owned less than 50% of the then outstanding equity interests in the Company Affiliates, and shall not be the surviving corporation of such merger or consolidation.

(f)                “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(g)               “Committee” means a committee of at least two people as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board. Unless altered by an action of the Board, the Committee shall be the Compensation Committee of the Board.

(h)               “Common Shares” means the ordinary share, par value $0.0001 per share, of the Company (and any stock or other securities into which such ordinary shares may be converted or into which they may be exchanged).

(i)                 “Company” means Delta Technology Holdings Limited, a British Virgin Islands corporation, together with its successors and assigns.

(j)                 “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(k)               “Disability” means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(l)                 “Effective Date” means the date as of which this Plan is adopted by the Board, subject to Section 3 of this Plan.

(m)             “Eligible Person” means any (i) individual employed by the Company or an Affiliate, (ii) director of the Company or an Affiliate, or (iii) consultant or advisor to the Company or an Affiliate; provided, that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act.

(n)               “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in this Plan to any section of the Exchange Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(o)               “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules regulations and standards, means, on a given date, (i) if the Common Shares are listed on a securities exchange, the closing sales price on the principal such exchange on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Common Shares are not listed on a securities exchange, the mean between the bid and offered prices as quoted by the applicable interdealer quotation system for such date, provided that if the Common Shares are not quoted on an interdealer quotation system or it is determined that the fair market value is not properly reflected by such quotations, Fair Market Value will be determined by such other method as the Committee determines in good faith to be reasonable.

(p)               “Immediate Family Members” shall have the meaning set forth in Section 12(b) of this Plan.

(q)               “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(r)                 “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(s)                “Permitted Transferee” shall have the meaning set forth in Section 12(b) of this Plan.

(t)                 “Person” has the meaning given such term for purposes of Section 13(d) or 14(d) of the Exchange Act.

(u)               “Plan” means this Delta Technology Holdings Limited 2016 Equity Incentive Plan, as amended from time to time.

(v)               “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(w)             “Restricted Shares” means Common Shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 7 of this Plan.

(x)               “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(y)               “Share Bonus Award” means an Award granted under Section 8 of this Plan.

(z)                “Substitute Award” has the meaning given such term in Section 5(e).

3.                  Effective Date; Duration. The Plan shall be effective as of the Effective Date, subject to approval by the stockholders of the Company, to the extent that such approval is required by any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4.                  Administration.

(a)                The Committee shall administer this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b)               Subject to the provisions of this Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by this Plan and its charter, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award may be made; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting of, or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

(c)                The Committee may, by resolution, expressly delegate to a special committee, consisting of one or more directors who may but need not be officers of the Company, the authority, within specified parameters as to the number and types of Awards, to (i) designate officers and/or employees of the Company or any of its Affiliates to be recipients of Awards under the Plan, and (ii) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities may not be made with respect to grants of Awards to persons subject to Section 16 of the Exchange Act. The acts of such delegates shall be treated as acts of the Board, and such delegates shall report regularly to the Board and the Committee regarding the delegated duties and responsibilities and any Awards granted.

(d)               Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations, and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e)                No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company, the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award Agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person; provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)                Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under this Plan.

5.                  Grant of Awards; Shares Subject to this Plan; Limitations.

(a)                The Committee may, from time to time, grant Restricted Shares and/or Share Bonus Awards to one or more Eligible Persons.

(b)               Subject to Section 9 of this Plan, the Committee is authorized to deliver under this Plan an aggregate of one million four hundred forty-two thousand eight hundred and twenty-seven (1,442,827) Common Shares.

(c)                Common Shares underlying Awards under this Plan that are forfeited, cancelled, or are settled in cash shall be available again for Awards under this Plan at the same ratio at which they were previously granted. Notwithstanding the foregoing, shares that are used or withheld to satisfy tax obligations of the Participant shall not be available again for Awards under the Plan.

(d)               Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e)                Subject to compliance with Treas. Reg. §1.409A-3(f), Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall be counted against the aggregate number of Common Shares available for Awards under this Plan.

6.                  Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award Agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7.                  Restricted Shares.

(a)                Generally. Each grant of Restricted Shares shall be evidenced by an Award Agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award Agreement. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, for example, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of an Award or thereafter.

(b)               Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Shares, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Shares shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Shares covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Shares and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void ab initio. Subject to the restrictions set forth in this Section 7 and the applicable Award Agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Shares, including without limitation the right to vote such Restricted Shares and the right to receive dividends, if applicable. To the extent shares of Restricted Shares are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c)                Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided in an Award Agreement: (i) the Restricted Period shall lapse with respect to 100% of the Restricted Shares on the third (3rd) anniversary of the Date of Grant]; and (ii) the unvested portion of Restricted Shares shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d)               Delivery of Restricted Shares. Upon the expiration of the Restricted Period with respect to any shares of Restricted Shares, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall cause to be delivered to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Shares that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Shares shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in ordinary shares having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth in the applicable Award Agreement).

8.                  Share Bonus Awards. The Committee may issue unrestricted Common Shares under this Plan to Eligible Persons in such amounts as the Committee shall from time to time in its sole discretion determine. Each Share Bonus Award granted under this Plan shall be evidenced by an Award Agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Share Bonus Award so granted shall be subject to such conditions not inconsistent with this Plan as may be reflected in the applicable Award Agreement.

9.                  Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate in order to prevent dilution or enlargement of rights, then the Committee shall make any such adjustments that are equitable, including without limitation any or all of the following:

(i)                 adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of this Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, or (2) any applicable performance measures;

(ii)               providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards; and

(iii)             subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the Fair Market Value of the Common Shares received or to be received by other stockholders of the Company in such event. The Committee shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

10.              Effect of Change in Control. Except to the extent otherwise provided in an Award Agreement, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards, the Restricted Period shall expire as of a time designated by the Committee prior to the Change in Control.

11.              Amendments and Termination.

(a) Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted; and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(b)               Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

12.              General.

(a) Award Agreements. Each Award under this Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. The Company’s failure to specify any term of any Award in any particular Award Agreement shall not invalidate such term, provided such terms were duly adopted by the Board or the Committee.

(b)               Nontransferability; Trading Restrictions.

(i)                 No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)               Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award Agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(iii)             The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) the Committee or the Board shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (C) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award Agreement shall continue to be applied with respect to the transferred Award.

(iv)             The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Common Shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee shall prescribe.

(c)                Tax Withholding.

(i)                 A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii)               Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value equal to such withholding liability or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability (in an amount determined by the Committee, but no more than the maximum individual statutory rate for the applicable tax jurisdiction).

(d)               No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award Agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award Agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e)                International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f)                Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his spouse or, if the Participant is unmarried at the time of death, his estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(g)               Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h)               No Rights as a Stockholder. Except as otherwise specifically provided in this Plan or any Award Agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i)                 Government and Other Regulations.

(i)                 The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 7 of this Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that, in its sole discretion, it deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)               The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares to the Participant, the Participant’s acquisition of Common Shares from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(j)                 Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k)               Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor, if required, the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l)                 No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m)             Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself.

(n)               Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o)               Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the British Virgin Islands.

(p)               Severability. If any provision of this Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

(q)               Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r)                 Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(s)                Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(t)                 Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Treas. Reg. § 1.409A-3(j)(4). If a Participant is a “specified employee” (within the meaning of Treas. Reg. § 1.409A-1(i)) at any time during the twelve (12)-month period ending on the date of his termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

DELTA TECHNOLOGY HOLDINGS LIMITED

2016 EQUITY INCENTIVE PLAN

Restricted Share Award Agreement

This Award Agreement evidences an Award of Restricted Shares pursuant to the provisions of the Delta Technology Holdings Limited 2016 Equity Incentive Plan (the “Plan”) to the individual whose name appears below (the “Participant”), pursuant to the provisions of the Plan and on the following express terms and conditions (capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan):

1.	Name of Participant:

2.	Number of Restricted Shares:

3.	Date of Grant:

4.	Risk of Forfeiture:

5.	Change of Control:

The Participant hereby acknowledges receipt of a copy of the Plan as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference, and this grant of Restricted Stock is subject to these terms and provisions in all respects. Upon lapse of the Risk of Forfeiture set forth above, the Participant shall remit to the Company an amount sufficient to satisfy the required withholding tax obligation of the Company that arises in connection with such lapse.

DELTA TECHNOLOGY HOLDINGS LIMITED

By:
	[NAME/TITLE]	Dated

Agreed to and Accepted by:

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Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000301116_1 R1.0.1.29

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

DELTA TECHNOLOGY HOLDINGS LIMITED
Special Meeting of Shareholders
October 31, 2016 9:00 AM Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Xin Chao as proxy with the power to appoint his substitute and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all the ordinary shares of DELTA TECHNOLOGY HOLDINGS LIMITED that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 09:00 AM, local time on 10/31/2016, at 16 Kaifa Avenue, Danyang, Jiangsu, China, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000301116_2 R1.0.1.29